CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined
Fixed Charges and Preferred Stock Dividends

	FOR THE THREE MONTHS ENDED		FOR THE NINE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)		SEPTEMBER 30, 2005
Earnings from continuing operations	$ 42,334		$ 72,607		$ 86,413
Less: undistributed equity income from investees	19,696		18,780		3,407
Plus: income taxes	21,948		40,490		46,405
Earnings from continuing operations before income taxes	$ 44,586		$ 94,317		$ 129,411
Fixed charges:
Interest, long-term debt	$ 7,679		$ 27,220		$ 38,154
Interest, other (including interest on short-term debt)	1,430		3,524		4,219
Amortization of debt expense, premium, net	426		1,841		2,585
Portion of rentals representative of an interest factor	81		207		306
Total fixed charges	$ 9,616		$ 32,792		$ 45,264
Earnings from continuing operations before income taxes	$ 44,586		$ 94,317		$ 129,411
Plus: total fixed charges from above	9,616		32,792		45,264
Plus: amortization of capitalized interest	102		305		407
Earnings from continuing operations before income taxes and fixed charges	$ 54,304		$ 127,414		$ 175,082
Ratio of earnings to fixed charges	5.65	x	3.89	x	3.87	x
Total fixed charges from above	9,616		32,792		45,264
Preferred stock dividends	469		1,449		1,950
Total fixed charges and preferred stock dividends	10,085		34,241		47,214
Ratio of earnings to combined fixed charges and preferred stock dividends	5.38	x	3.72	x	3.71	x